UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rite Aid 401(k) Distribution Employees Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4–11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Rite Aid 401(k) Distribution Employees Savings Plan
Harrisburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 26, 2009

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments — at fair value	$2,581,514	$3,227,464
Employee contributions receivable		8,088

Net assets available for benefits — at fair value	2,581,514	3,235,552

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT - RESPONSIVE INVESTMENT
CONTRACTS	7,573	1,102

NET ASSETS AVAILABLE FOR BENEFITS	$2,589,087	$3,236,654

See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Employee contributions	$375,921
Investment income	67,107

Total additions	443,028

DEDUCTIONS:
Net depreciation in fair value of investments	778,260
Benefit payments	311,376
Administrative expenses	959

Total deductions	1,090,595

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(647,567)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,236,654

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,589,087

See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION

The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the “Company” or “Plan Sponsor”). An individual account is established for each participant and provides benefits that are based on (a) amounts the participant contributes to the participant’s account, and (b) investment earnings (losses), less any administrative expenses charged to participant accounts, if any.

T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator (“Plan Administrator”) and is responsible for the preparation of the Plan’s financial statements.

Participation — The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service (a twelve-month period when at least 1,000 hours are credited), and have attained age 21.

Contributions — Effective January 1, 2008, a participant may contribute up to 70% of the participant’s pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. A participant also may contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions.

Investment Options — The Plan provides participants with the option of investing the participant’s account balances into various investment options offered by the Plan. The Plan currently offers 18 mutual funds, 5 custom funds, 1 common/collective trust, a stable value fund and Rite Aid Corporation Common Stock.

The Plan’s custom funds are custom investment options created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom funds are unregistered custom accounts maintained by the trustee. The performance of the custom funds is based on the performance of the underlying mutual funds which are registered in the market.

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s account or installment payments.

Loans — A participant may elect to borrow against the participant’s vested balance at a reasonable rate of interest as defined in the Plan. A participant may borrow up to 50% of the participant’s vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time with the exception that participants may have up to two outstanding loans which were grandfathered at the time when the Plan was amended to no longer allow more than one loan.

Vesting — A participant is vested immediately in all contributions credited to the participant’s account plus actual earnings (losses) thereon.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Adoption of New Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.

The stable value fund (SVF) includes two fully benefit-responsive synthetic guaranteed investment contracts (GIC) whose underlying investments are stated at fair value and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

Participant loans are valued at the outstanding loan balances which approximates fair value.

The common collective trust funds and the stable value fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan had 11,092 and 6,919 shares of Company common stock at December 31, 2008 and 2007, respectively.

Valuation of Investment(s) Contracts — The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America (“Prudential”), T. Rowe Price Retirement Plan Services (“T. Rowe Price”) and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

Administrative Expenses — Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2008, the Plan Sponsor has paid substantially all administrative expenses.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan’s net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, the plan classifies its investments into level 1, which refers to securities valued using quoted prices from active markets for identical assets; level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Rite Aid Common Stock	$3,438			$3,438
Mutual Funds	988,053			988,053
Custom Funds	434,083			434,083
Common and Collective Trusts		2,980		2,980
Stable Value Fund		995,859		995,859
Participant Loans			157,101	157,101

Total	$1,425,574	$998,839	157,101	$2,581,514

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

The Plan measures its Rite Aid common stock using the stock’s quoted price, which is available in an active market.  Therefore, this investment is classified within Level 1 of the valuation hierarchy.

Mutual funds

The plan measures its mutual funds that are exchange-traded using the fund’s quoted price, which is in an active market.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Custom  funds

Custom funds are made up of two mutual funds.  The plan measures its mutual funds that are exchange-traded using the fund’s quoted price.  They are traded daily based on observable fair value at a Net Asset Value (NAV) that is recalculated daily.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Common and Collective Trusts

The T. Rowe Price Bond Index Trust is priced at trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).  Investments held by the T. Rowe Price Bond Index Trust are stated at fair value in accordance with FAS 157.  Therefore, the Plan classifies common and collective trusts as Level 2 securities in the fair value hierarchy.

Stable value fund

Stable value funds have underlying investments that consist of cash equivalents, collective trust funds, guaranteed investment contracts, and alternative investment contracts.  Cash equivalents are short term investment funds that have a maturity of 90 days or less and are valued at cost.  The collective trust funds value is derived by their respective NAV.  The collective trust funds consist of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  Guaranteed investment contracts are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (LIBOR) forward interest rate curves.  The bonds are valued based on the pricing of similar bonds that are publicly traded.  In determining fair value, factors such as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts; such inputs were not significant to the valuation.  Alternative investment contracts are valued based on their underlying securities, which consists of common funds consisting of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  Therefore, the Plan classifies stable value funds as Level 2 securities in the fair value hierarchy

Participant loans

Participant loans are stated at cost, which approximates fair value.

The following table is a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

For the year ended December 31, 2008	Participant Notes Receivable	Total Fair Value

Beginning Balance	$178,415	$178,415
Total gains or losses (realized/unrealized):
Purchases, sales, issuances and settlements, net	(21,314)	(21,314)
Transfers in and/or out of Level 3
Ending Balance	$157,101	$157,101

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The plan provides a self managed stable value investment option to participants that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contract. A portion of the master trust’s Stable Value Fund is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. (TRPA). The TRPA portion of the Fund consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the Fund. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.

	2008	2007

Average yields:
Based on annualized earnings (1)	4.80%	5.05%
Based on interest rate credited to participants (2)	4.25	4.47

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s assets:

	2008	2007

Stable Value Fund	$995,859	$932,679
Dodge & Cox Balanced Fund	256,800	434,038
Vanguard Institutional Index Fund	243,455	363,133
Northern Trust Global Advisors Large-Cap Growth Fund	190,907	315,134
Participant Loan Fund	157,101	178,415
Northern Trust Global Advisors International Equity Fund	155,305	241,388
T. Rowe Price Retirement 2010	118,259	168,100

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value for the year ended December 31, 2008, as follows:

Investments:
Rite Aid Corporate Stock	$(19,087)
Mutual Funds	(533,052)
Custom Funds	(269,266)
Common and Collective Trusts	130
Stable Value Funds	43,015

Net appreciation (depreciation) in fair value of investments	$(778,260)

6.	TAX STATUS

The Plan obtained its latest determination letter dated June 27, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

9.	CONTINGENCY

In late 1999, the Plan Sponsor’s Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, including failure to make certain deferral contributions and failure to make de minimis distributions to Plan participants. The Plan Administrator submitted a Voluntary Correction Program filing with the IRS on December 23, 2008 requesting a compliance statement and approval of the correction method for operational failures identified in the Plan. The Plan Administrator believes that the processes identified for remediation, as well as the remediation procedures related to de minimis distributions already taken, would not cause the Plan to be disqualified by the IRS, therefore no provision for income taxes has been included in the Plan’s financial statements. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Company.

10.	RECONCILIATION OF FINANCIALS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008.

Net assets available for benefits per the financial
statements at contract value	$2,589,087
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(7,573)

Net assets available for benefits per Form 5500, Schedule H, Part I (line L)	$2,581,514

For the year ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

Total contributions	$375,921
Total investment income	67,107
Net depreciation in fair value of investments	(778,260)
Prior year adjustment from fair value to contract value for fully	1,102
benefit-responsive investment contracts

Current year adjustment from fair value to contract value for fully	(7,573)
benefit-responsive investment contracts

Total loss per Form 5500, Schedule H, Part II (line 2d)	$(341,703)

*****

SUPPLEMENTAL SCHEDULE

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issuer, Borrower,			At
Lessor or Similar Party and Description		Number	Fair Market
		of Shares	Value

Common and collective trust — *T. Rowe Price	Bond Index Trust	114	$2,980

Mutual Funds:
*T. Rowe Price	Retirement 2010	10,549	118,259
*T. Rowe Price	Retirement 2025	13,449	106,787
*T. Rowe Price	Retirement 2020	6,590	73,210
*T. Rowe Price	Retirement 2015	7,635	63,370
*T. Rowe Price	Retirement 2030	2,812	31,391
*T. Rowe Price	Retirement 2040	1,876	20,781
*T. Rowe Price	Retirement 2045	2,293	16,924
*T. Rowe Price	International Equity Index Fund	1,653	14,447
*T. Rowe Price	Retirement 2035	1,771	13,797
*T. Rowe Price	Retirement 2005	542	4,683
*T. Rowe Price	Extended Equity Market Index Fund	178	1,681
*T. Rowe Price	Retirement Income Fund	55	572
*T. Rowe Price	Retirement 2050	30	180
*T. Rowe Price	Retirement 2055	1	2
Dodge & Cox	Balanced Fund	5,010	256,800
Vanguard	Instl Index Fund	2,950	243,455
Pimco	Total Return Instl Fund	2,093	21,223
Vanguard	Small-Cap Index Fund	24	491

Total mutual funds			988,053

Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	24,413	190,907
Northern Trust Global Advisors	International Equity Fund	13,084	155,305
Northern Trust Global Advisors	Large-Cap Value Fund	6,220	56,486
Northern Trust Global Advisors	Mid-Cap Fund	2,076	19,536
Northern Trust Global Advisors	Small-Cap Fund	1,183	11,849

Total custom funds			434,083

Stable Value Fund Synthetic Guaranteed
Investment Contract — Prudential and *T. Rowe Price	Stable Value Fund	81,447	995,859

Company Stock Fund:
*Rite Aid Corporation	Company Stock Fund	11,092	3,438

*Participant notes	Loan Fund**		157,101

Total Assets Held at End			$2,581,514

*	Party-in-interest
**	The loans range in interest rates from 5.0% to 9.25% and expire through 2013.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

By:	/s/ Chuck Carlsen
Chuck Carlsen, not in his individual capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date:  June 29, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm